Mail Stop 4561

February 6, 2009

Dov Baharav
Chief Executive Officer
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

      Re: Amdocs Limited
              Form 20-F for the Fiscal Year Ended September 30, 2008
              Filed December 8, 2008
              File No. 001-14840

Dear Mr. Baharav:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended September 30, 2008

General

1.   Please provide us with the analysis that supports your conclusion that you are a foreign private issuer. Refer to Rule 405 of Regulation C and Rule 3b-4 of the Exchange Act.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3 – Acquisitions, page F-18

2.   We note that in 2008 you recorded a $20 million adjustment to goodwill for a valuation allowance that should have been recorded in connection with your 2006 acquisition of Cramer. Please explain your basis for recording this adjustment to goodwill and refer to the authoritative guidance you relied upon when determining your accounting.

Note 5 – Accounts Receivable, Net, page F-22

3.   Please explain your policy for unbilled receivables and tell us why you reclassified certain amounts between short term unbilled receivables and long-term unbilled receivables in your 2007 balance sheet. As part of your response, please tell us whether this reclassification was related to a change in accounting policy. Refer to the authoritative guidance you relied upon when determining your accounting.

Note 9 – Income Taxes, page F-25

4.   Please tell us how you considered the disclosures required by paragraph 48(b) of SFAS 109.   In this regard, we note that you have not quantified the portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill.

Note 19 – Segment Information and Sales to Significant Customers, page F-35

5.   Please tell us what consideration you have given to proving a more detailed breakout of "Customer experience systems" revenue. In this regard, we note that disclosures on page 23 appear to indicate that your services portfolio includes 4 types of services. See paragraph 37 of SFAS 131.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief